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                              April 16, 2021

       Lindsay A. Rosenwald, M.D.
       Chief Executive Officer and President
       Fortress Biotech, Inc.
       2 Gansevoort Street, 9th Floor
       New York, New York 10014

                                                        Re: Fortress Biotech,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 12,
2021
                                                            File No. 333-255185

       Dear Dr. Rosenwald:

              We have limited our review of your registration statement to those issues we have addressed in our comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Incorporation of Certain Documents by Reference, page 15

   1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended
December 31, 2020, which in turn incorporates by reference certain
                                                        Part III information
from a definitive proxy statement that you have not yet filed. Please be advised that we
cannot accelerate the effective date of your registration statement until you have amended
your Form 10-K to include the Part III information or have filed a definitive proxy
statement which includes such information. For guidance, please refer to Question 123.01 of
the Securities Act Forms Compliance and Disclosure
                                                        Interpretations.
       General

   2. Based on your disclosure that if additional sales of Journey Preferred Stock are issued,
 Lindsay A. Rosenwald, M.D.
Fortress Biotech, Inc.
April 16, 2021
Page 2
      then you will file a prospectus supplement to add the purchasers as additional selling stockholders, it appears that you intend to rely on General Instruction II.G to Form S-3 to omit the identities of the selling stockholders and amounts of securities registered on their behalf. Please note that since you are not eligible to rely on Rule 430B of Regulation C, you must file a post-effective amendment to add selling stockholders to a registration statement related to a specific transaction that was completed prior to the filing of the resale registration statement. Please revise your disclosure as appropriate and include the amount of securities registered on behalf of each selling shareholder. For guidance, please refer to Rule 430B and Regulation S-K CD&I 140.03.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any questions.



                                                            Sincerely,
FirstName LastNameLindsay A. Rosenwald, M.D.
                                                            Division of
Corporation Finance
Comapany NameFortress Biotech, Inc.
                                                            Office of Life
Sciences
April 16, 2021 Page 2
cc:       Mark F. McElreath
FirstName LastName